SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5*)

GeneDx Holdings, Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81663L200
(CUSIP Number)

Steven D. Rubin Executive Vice President - Administration OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

August 8, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663L200	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER
NUMBER OF		2,811,783	Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		2,811,783
	10	SHARED DISPOSITIVE POWER
		-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,811,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 26,935,897 shares of GeneDx Common Stock of the Issuer outstanding on July 22, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on July 30, 2024.

CUSIP No. 81663L200	Schedule 13D	PAGE 3 of 5

EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the Class A common stock, par value $0.0001 per share (“GeneDx Common Stock”), of GeneDx Holdings Corp., a Delaware corporation (“GeneDx” or the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by OPKO with the SEC on May 9, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 3, 2023, as amended by Amendment No. 2 filed with the SEC on April 20, 2023, as amended by Amendment No. 3 filed with the SEC on July 5, 2024, as amended by Amendment No. 4 filed with the SEC on July 26, 2024  (the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

In a series of transactions between July 29, 2024 and August 12, 2024, OPKO sold a total of 311,620 shares of GeneDx Common Stock on the open market at prices ranging from $29.00 to $34.90 per share for an aggregate sale price of approximately $10,262,858.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)          The Company’s beneficial ownership of GeneDx Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
OPKO Health, Inc.	2,811,783	10.44%

______________

(1)	Based on 26,935,897 shares of GeneDx Common Stock of the Issuer outstanding on July 22, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on July 30, 2024.

(b)          Items 7-10, inclusive, set forth on the cover page to this Amendment are hereby incorporated by reference in this Item 5.

(c)          In the last 60 days prior to the filing of this Amendment No. 5, OPKO sold a total of 746,820 shares of GeneDx Common Stock on the open market at prices ranging from $26.4607 to $34.90 per share for an aggregate sale price of approximately $24,070,642. Sales of GeneDx Common Stock prior to July 29, 2024 were previously reported in Amendment No. 4. The following table sets forth the information with regard to GeneDx Common Stock sold by OPKO on the open market in the last 60 days.

Date	Shares of Common Stock	Aggregate Purchase Price	Price Per Share
7/1/24	50,000	$1,331,669	$26.6340
7/2/24	25,000	$728,095	$29.1238
7/3/24	14,082	$397,491	$28.2269
7/5/24	36,118	$1,020,015	$28.2412
7/17/24	25,000	$823,187	$32.9275
7/19/24	25,000	$807,250	$32.29
7/22/24	50,000	$1,630,422	$32.6088
7/23/24	75,000	$2,509,248	$33.4566
7/24/24	75,000	$2,529,102	$33.7214
7/26/24	60,000	$2,031,255	$33.8543
7/29/24	50,000	$1,692,890	$33.8578
7/31/24	88,839	$2,976,350	$33.5027
8/6/24	12,994	$381,427	$29.3541
8/8/24	100,000	$3.182.380	$31.8238
8/12/24	59,787	$2,029,811	$33.9507

CUSIP No. 81663L200	Schedule 13D	PAGE 4 of 5

(d)          Except as described herein, no other person is known by OPKO to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

(e)          Not applicable.

CUSIP No. 81663L200	Schedule 13D	PAGE 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated:	August 12, 2024	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Executive Vice President - Administration